                                                                    EXHIBIT 99.1

                                                           FOR IMMEDIATE RELEASE

EARNINGS RELEASE

                    STATS REPORTS SECOND QUARTER 2001 RESULTS

-        NET REVENUES OF $35.3 MILLION

-        LOSS PER ADS OF $0.32

-        ADJUSTED EBITDA OF $0.6 MILLION

SINGAPORE AND MILPITAS, CALIFORNIA, JULY 25, 2001 - ST Assembly Test Services Ltd ("STATS" - Nasdaq: STTS and SGX: ST Assembly), a leading semiconductor test and assembly service provider with particular expertise in mixed signal testing, today reported financial results for the quarter ended June 30, 2001.

Said Tan Bock Seng, Chairman and Chief Executive Officer, "The semiconductor industry is currently going through one of its most severe downturns in history, and our second quarter financial performance reflected the very difficult market conditions. Although the semiconductor industry continues to be plagued with excess inventory as a result of weak end-market demand, the pace of demand deceleration appears to have slowed down.

In these difficult times, we will stay on course with our strategy of ensuring that we are well positioned for the eventual recovery. This means continuing to make the investments necessary to strengthen our advanced packaging capabilities and enhance our leadership in testing. In the shorter term, we will continue to aggressively manage costs. In this regard, we are encouraged that our cost reduction efforts have yielded results and enabled us to continue to have positive adjusted EBITDA in the second quarter."

HIGHLIGHTS OF SECOND QUARTER PERFORMANCE

Net revenues for the second quarter were $35.3 million, a decrease of 53.5% over the corresponding period a year ago, and 27.5% sequentially over first quarter 2001. The fall in net revenues was attributable primarily to the decrease in unit shipments in both assembly and test businesses and erosion in ASPs. A net loss of $31.7 million was recorded for the quarter compared to a profit of $14.1 million for the corresponding period a year ago, and a net loss of $23.0 million in the first quarter.

Diluted loss per ADS and diluted loss per ordinary share for the second quarter was $0.32 and $0.03 respectively compared to diluted earnings of $0.14 per ADS and $0.01 per ordinary share in the corresponding period in 2000.

For the second quarter, net revenues from assembly services were $20.2 million or 57.2% of revenues, and net revenues from test services were $15.1 million or 42.8% of revenues. Adjusted EBITDA for the second quarter was $0.6 million compared with $31.7 million for the corresponding period a year ago and $7.2 million for the first quarter 2001. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles in the U.S.

Gross profit for the second quarter was a negative of $21.9 million or a gross margin of negative 62.2% compared to gross profit of $25.3 million or a gross margin of 33.5% in the same quarter a year ago, and compared to a gross profit of negative $9.9 million or a gross margin of negative 20.4% for the first quarter. Although we saw significant cost savings in payroll expenses and reduction in material cost, gross margin for this quarter declined from the gross margin of negative 20.4% in the prior quarter due principally to lower revenues generated during the quarter, the high level of fixed costs and an inventory write-off charge of approximately $2.8 million for stock obsolescence. This inventory write-off charge was taken for substrates and leadframes accumulated for loadings that did not materialize as a result of the downturn. These "end-of-life" substrates and leadframes are not expected to be usable as our customers no longer require those packages.

Depreciation expense and cost of leasing production equipment for this quarter was $29.2 million or 82.7% of net revenues compared to $19.3 million or 25.5% of net revenues in the corresponding period a year ago. Depreciation expense and cost of leasing production equipment in this quarter decreased compared to that in the first quarter of $30.4 million or 62.5% of net revenues. The decrease was due primarily to savings from the termination of certain equipment leases in the first quarter.

Second quarter operating expenses were $12.3 million or 35.0% of net revenues compared to $13.9 million or 18.3% of net revenues in the corresponding period a year ago, and compared to $15.5 million or 31.8% of net revenues in first quarter 2001. Selling, general and administrative ("SG&A") expenses, which include stock-based compensation, were $8.8 million or 25.1% of net revenues, compared to $9.8 million or 13.0% of net revenues in the corresponding period a year ago, and compared to $11.8 million or 24.4% of net revenues in the first quarter. The decrease in SG&A expenses was principally due to the various cost reduction measures undertaken such as cutting management salaries, reducing headcount through attrition, enforcing mandatory vacation days, and aggressively managing discretionary spending.

Research and development expenses were $3.5 million during the quarter, or 9.9% of net revenues, compared to $3.5 million or 7.2% of revenues in first quarter 2001, as STATS continues to enhance its advanced packaging capabilities.

UNIT SHIPMENTS AND AVERAGE SELLING PRICES

Unit shipments for the test business in second quarter 2001 decreased by 48.1% over the same quarter a year ago, and decreased 28.5% sequentially over the first quarter 2001. Unit shipments in our assembly business decreased by 47.8% over the same quarter a year ago, and 13.1% sequentially over the first quarter 2001.

In this quarter, ASPs of test business decreased by 6.3% compared to first quarter 2001 due principally to a change in the mix of devices tested during the quarter. In the assembly business, ASPs for this quarter decreased 16.2% from the first quarter of 2001 due principally to a change in mix of packages assembled.

Once again, the company maintained its leadership in mixed signal testing which accounted for 85.1% of test revenues.

                     TEST REVENUES BREAKDOWN BY TESTING TYPE

                                 THREE MONTHS ENDING
                      -----------------------------------------
                        31 MARCH, 2001          30 JUNE, 2001
---------------------------------------------------------------
TYPE OF TESTING       % OF TEST REVENUES     % OF TEST REVENUES
---------------------------------------------------------------
Mixed Signal                 79.8                   85.1
---------------------------------------------------------------
Digital                      18.5                   14.9
---------------------------------------------------------------
Memory                        1.7                    0.0
---------------------------------------------------------------

CAPITAL EXPENDITURES

In this quarter, the company incurred $6.7 million in capital expenditures principally for peripherals, equipment upgrades and IT systems enhancements. As of June 30 2001, the company had 222 testers and 532 wirebonders. Our capital expenditures for the first half of 2001 amounted to $22.2 million.

MARKET DYNAMICS

The communications segment continued to be our largest revenue contributor in this quarter and accounted for 60.8% of net revenues. Revenues generated from the computer segment increased to 36.4% of net revenues. The United States remained our largest revenue contributor by region. Contribution to net revenues from foundries decreased to 4.8% of net revenues reflecting lower volume of wafer sort business in this quarter.

                      REVENUES BREAKDOWN BY MARKET SEGMENT

                                THREE MONTHS ENDING
                      ---------------------------------------
                       31 MARCH, 2001         30 JUNE, 2001
-------------------------------------------------------------
MARKET SEGMENT        % OF NET REVENUES     % OF NET REVENUES
-------------------------------------------------------------
Communications              70.9                  60.8
-------------------------------------------------------------
Computer                    25.4                  36.4
-------------------------------------------------------------
Consumer,                    3.7                   2.8
Industrial and
Others
-------------------------------------------------------------

                          REVENUES BREAKDOWN BY REGION

                                THREE MONTHS ENDING
                      ----------------------------------------
                       31 MARCH, 2001          30 JUNE, 2001
--------------------------------------------------------------
REGION                % OF NET REVENUES      % OF NET REVENUES
--------------------------------------------------------------
United States               70.4                   80.1
--------------------------------------------------------------
Europe                      21.0                   11.4
--------------------------------------------------------------
Asia                         8.6                    8.5
--------------------------------------------------------------

                       REVENUES BREAKDOWN BY CUSTOMER TYPE

                                THREE MONTHS ENDING
                      ----------------------------------------
                       31 MARCH, 2001          30 JUNE, 2001
--------------------------------------------------------------
CUSTOMER TYPE         % OF NET REVENUES      % OF NET REVENUES
--------------------------------------------------------------
Foundries                    5.9                    4.8
--------------------------------------------------------------
Fabless                     50.4                   46.9
--------------------------------------------------------------
IDMs                        43.7                   48.3
--------------------------------------------------------------

BUSINESS OUTLOOK

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially.

Based on current visibility, the company expects revenues in the third quarter 2001 to be between $25 million and $30 million.

Said Tan Lay Koon, Chief Financial Officer, "The projected revenue decline in the third quarter is principally due to ASPs erosion resulting from a change in product mix. We expect unit volume to be flat to marginally up compared to the second quarter. At the current forecast volume level, utilization rates will remain at the second quarter level of about 30% to 35%. At this level of utilization, we will continue to incur losses.

We have implemented various cost reduction measures and recently announced the imposition of mandatory vacation days as an additional cost reduction measure. We are also aggressively managing our capital expenditures. Our planned capital expenditures for the year are now revised to approximately $50 million compared to $277 million a year ago. We will however continue to make the strategic investments necessary to ensure that we are well positioned to capitalize on the long-term opportunities in our business. We will continue to invest in R&D to strengthen our technology offerings, enhance our IT infrastructure, and improve our manufacturing processes and systems."

Added Tan Bock Seng, Chairman and Chief Executive Officer, "Despite the uncertainty of the timing, the recovery of the semiconductor industry will come. At STATS, we will continue to focus on our customers and strengthen our capabilities during this downturn and ensure that we are well positioned for the eventual upturn.

Our financial position is very healthy with cash and cash equivalents and marketable securities of $167.5 million. Our advanced packaging capabilities and leadership in mixed signal testing are applicable to end markets other than communications, as demonstrated by the increased contribution from the PC segment in the second quarter. Wherever possible, we will diversify our end market exposure. Nevertheless, we continue to believe that the communications segment, while currently depressed, will remain the engine of growth of the semiconductor industry. We believe we have a leadership position in the communications segment with a stable of blue chip communication ICs customers, and we intend to build on our strong position in the communication ICs space for future growth."

HIGHLIGHTS OF SECOND QUARTER ACHIEVEMENTS

In May, STATS was added to the Morgan Stanley Capital International Provisional Singapore Index ("MSCI Provisional Singapore Index"), one of the most widely tracked market indices among international fund managers.

STATS was honored to have Mr. William J. Meder join our Board of Directors during the quarter. Mr. Meder is a veteran of the electronics industry having spent over three decades at Motorola, Inc with a particular focus on international manufacturing. Mr. Ng Tiong Gee also joined us during the quarter as Chief Information Officer and has been tasked with putting in place an integrated IT infrastructure to support STATS' future growth plans. Mr. Ng had previously worked at Siemens Semiconductor Group and at Gateway Inc., Asia Pacific.

In April, STATS announced the inauguration of a new Test Development Center ("TDC") in the United Kingdom as part of STATS' strategy to expand worldwide engineering support for customers. Together with two existing TDCs in Singapore and the US, the UK TDC forms a global network providing dedicated test engineering development and quick ramp up to volume testing for customers.

STATS further expanded support for wireless communications with the introduction of Tape Chip Scale Package ("Tape CSP"), an advanced package especially ideal for portable electronics requiring smaller, thinner and better performing chips or applications requiring a thin package with a small form factor and high input/output density. CSP technology is critical to the semiconductor industry as the increasing complexity of advanced semiconductor devices used in wireless applications, particularly handheld devices, requires squeezing more functionality into a tighter area. The Tape CSP is the latest addition to the STATS family of advanced packaging capabilities, including the Small-Thin Plastic Ball Grid Array ("STPBGA") and Stacked Die Ball Grid Array Package ("SDBGA").

In June, STATS announced the expansion of its Simplified Package Modelling ("SPM") services to customers in Europe and Asia, continuing its commitment to provide innovative solutions to customers worldwide. SPM offers a unique approach to how thermal simulation is performed in the industry today and delivers unparalleled advantages to customers through cycle time reduction, increased design flexibility and a focus on complex design issues.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
         UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                          COMPREHENSIVE INCOME (LOSS)
               FOR THE THREE MONTHS ENDED JUNE 30, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                 FOR THE THREE MONTHS ENDED JUNE 30,
                                                                 -----------------------------------
                                                                    2000                     2001
                                                                 ----------               ----------
Net revenues ..........................................          $   75,759               $   35,266
Cost of revenues ......................................             (50,412)                 (57,200)
                                                                 ----------               ----------
Gross profit (loss) ...................................              25,347                  (21,934)
                                                                 ----------               ----------

Operating expenses:
    Selling, general and administrative ...............               9,846                    8,846
    Research and development ..........................               4,276                    3,500
    Other general income, net .........................                (227)                      --
                                                                 ----------               ----------
       Total operating expenses .......................              13,895                   12,346
                                                                 ----------               ----------

Operating income (loss) ...............................              11,452                  (34,280)

Other income:
    Interest income, net ..............................               2,920                    1,619
    Foreign currency exchange gain (loss) .............                (398)                     391
    Other non-operating income, net ...................               1,175                      780
                                                                 ----------               ----------
       Total other income .............................               3,697                    2,790
                                                                 ----------               ----------

Income (loss) before income taxes .....................              15,149                  (31,490)
Income tax expense ....................................              (1,050)                    (217)
                                                                 ----------               ----------
Net income (loss) .....................................          $   14,099               $  (31,707)
                                                                 ----------               ----------

Other comprehensive income:
    Unrealized gain on available-for-sale
        marketable securities .........................                  --                       59
                                                                 ----------               ----------
Comprehensive income (loss) ...........................          $   14,099               $  (31,648)
                                                                 ==========               ==========

Basic net income (loss) per ordinary share ............          $     0.01               $    (0.03)
Diluted net income (loss) per ordinary share ..........          $     0.01               $    (0.03)

Basic net income (loss) per ADS .......................          $     0.14               $    (0.32)
Diluted net income (loss) per ADS .....................          $     0.14               $    (0.32)

Ordinary shares (in thousands) used in per ordinary
    share calculation:
- basic ...............................................             982,913                  989,142
- effect of dilutive options ..........................              11,785                       --
                                                                 ----------               ----------
- diluted .............................................             994,698                  989,142
                                                                 ==========               ==========

ADS (in thousands) used in per ADS calculation:
- basic ...............................................              98,291                   98,914
- effect of dilutive options ..........................               1,179                       --
                                                                 ----------               ----------
- diluted .............................................              99,470                   98,914
                                                                 ==========               ==========

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                                   OTHER DATA
                FOR THE THREE MONTHS ENDED JUNE 30, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS

                                                                 FOR THE THREE MONTHS ENDED JUNE 30,
                                                                 -----------------------------------
                                                                  2000                          2001
                                                                 ------                         ----
EBITDA (Note 1).........................................         31,746                          576

         Note 1. Defined as Net income (loss) plus depreciation and amortization, income tax expense, expenses relating to prepaid leases and specific inventory write-off, less net interest income.

         This has been included because STATS believes that adjusted EBITDA is useful to securities analysts, investors and other interested parties in the evaluation of companies in our industry. However, other companies in our industry may calculate EBITDA differently and therefore our adjusted EBITDA is not necessarily comparable to similarly titled measures of these companies. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles in the U.S. and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with such generally accepted accounting principles.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
         UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                          COMPREHENSIVE INCOME (LOSS)
                 FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                     FOR THE SIX MONTHS ENDED JUNE 30,
                                                                     ---------------------------------
                                                                        2000                   2001
                                                                     ----------             ----------
Net revenues ..........................................              $  147,935             $   83,894
Cost of revenues ......................................                 (95,466)              (115,743)
                                                                     ----------             ----------
Gross profit (loss) ...................................                  52,469                (31,849)
                                                                     ----------             ----------

Operating expenses:
    Selling, general and administrative ...............                  19,679                 20,694
    Research and development ..........................                   6,894                  7,023
    Other general expenses (income), net ..............                    (233)                    82
                                                                     ----------             ----------
       Total operating expenses .......................                  26,340                 27,799
                                                                     ----------             ----------

Operating income (loss) ...............................                  26,129                (59,648)

Other income:
    Interest income, net ..............................                   3,072                  3,509
    Foreign currency exchange gain ....................                     462                    333
    Other non-operating income, net ...................                   1,773                  1,937
                                                                     ----------             ----------
       Total other income .............................                   5,307                  5,779
                                                                     ----------             ----------

Income (loss) before income taxes .....................                  31,436                (53,869)
Income tax expense ....................................                  (1,539)                  (821)
                                                                     ----------             ----------
Net income (loss) .....................................              $   29,897             $  (54,690)
                                                                     ----------             ----------

Other comprehensive income:
    Unrealized gain on available-for-sale
        marketable securities .........................                      --                     69
                                                                     ----------             ----------
Comprehensive income (loss) ...........................              $   29,897             $  (54,621)
                                                                     ==========             ==========


Basic net income (loss) per ordinary share ............              $     0.03             $    (0.06)
Diluted net income (loss) per ordinary share ..........              $     0.03             $    (0.06)

Basic net income (loss) per ADS .......................              $     0.32             $    (0.55)
Diluted net income (loss) per ADS .....................              $     0.31             $    (0.55)

Ordinary shares (in thousands) used in per ordinary
    share calculation:
- basic ...............................................                 941,265                988,523
- effect of dilutive options ..........................                  13,189                     --
                                                                     ----------             ----------
- diluted .............................................                 954,454                988,523
                                                                     ==========             ==========

ADS (in thousands) used in per ADS calculation:
- basic ...............................................                  94,126                 98,852
- effect of dilutive options ..........................                   1,319                     --
                                                                     ----------             ----------
- diluted .............................................                  95,445                 98,852
                                                                     ==========             ==========

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                                   OTHER DATA
                 FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS

                                                                     FOR THE SIX MONTHS ENDED JUNE 30,
                                                                     ---------------------------------
                                                                       2000                      2001
                                                                     --------                   ------
EBITDA (Note 1)................................                      $ 65,387                   $7,775

         Note 1. Defined as Net income (loss) plus depreciation and amortization, income tax expense, expenses relating to prepaid leases and specific inventory write-off, less net interest income.

         This has been included because STATS believes that adjusted EBITDA is useful to securities analysts, investors and other interested parties in the evaluation of companies in our industry. However, other companies in our industry may calculate EBITDA differently and therefore our adjusted EBITDA is not necessarily comparable to similarly titled measures of these companies. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles in the U.S. and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with such generally accepted accounting principles.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                    AS OF DECEMBER 31, 2000 AND JUNE 30, 2001
                           IN THOUSANDS OF US DOLLARS

                                                           DECEMBER 31,           JUNE 30,
                                                               2000                 2001
                                                           ------------          ----------
ASSETS
Current assets:
    Cash and cash equivalents ....................          $  141,733           $  149,196
    Accounts receivable, net .....................              52,315               21,453
    Amounts due from ST and ST affiliates ........               8,727                2,310
    Short-term deposits with ST affiliates .......              10,000                   --
    Other receivables ............................              18,989               11,231
    Inventories ..................................              14,793                8,573
    Marketable securities ........................              11,486                  552
    Prepaid expenses .............................              24,809               24,876
                                                            ----------           ----------
       Total current assets ......................             282,852              218,191
Property, plant and equipment, net ...............             380,934              351,746
Marketable securities ............................              10,420               17,710
Prepaid expenses .................................              37,552               25,220
Other assets .....................................                  --                  300
                                                            ----------           ----------
       Total Assets ..............................          $  711,758           $  613,167
                                                            ==========           ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Current installments of long-term debt .......              14,799               14,136
    Accounts payable .............................              13,956               13,694
    Amounts due to ST and ST affiliates ..........               2,062                2,576
    Accrued operating expenses ...................              32,963               11,668
    Other payables ...............................              27,705               13,198
    Income taxes payable .........................               2,846                1,628
                                                            ----------           ----------
       Total current liabilities .................              94,331               56,900
Deferred grant ...................................               2,631                3,039
Long-term debt, excluding current installments ...              29,599               21,204
                                                            ----------           ----------
       Total liabilities .........................             126,561               81,143
                                                            ----------           ----------

Shareholders' Equity:

Share capital ....................................             159,461              159,916
Additional paid-in capital .......................             386,325              387,318
Accumulated other comprehensive loss .............              (9,731)              (9,662)
Retained earnings (deficit) ......................              49,142               (5,548)
                                                            ----------           ----------
    Total Shareholders' Equity ...................             585,197              532,024
                                                            ----------           ----------
    Total Liabilities and Shareholders' Equity ...          $  711,758           $  613,167
                                                            ==========           ==========

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS

                                                                            FOR THE SIX MONTHS ENDED JUNE 30,
                                                                            ---------------------------------
                                                                               2000                   2001
                                                                            ----------             ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) ................................................          $   29,897             $  (54,690)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Depreciation and amortization ...............................              31,837                 49,699
     Loss (gain) on sale of property, plant and equipment ........                (233)                    82
     Exchange loss (gain) ........................................               2,687                   (333)
     Others ......................................................                  --                   (300)
Changes in operating working capital:
     Accounts receivable .........................................             (12,797)                30,106
     Amounts due from ST and ST affiliates .......................                  79                  6,417
     Inventories .................................................                (885)                 6,220
     Other receivables and prepaid expenses ......................               5,217                 20,643
     Accounts payable ............................................              (2,660)                   132
     Amounts due to ST and ST affiliates .........................              (2,845)                   514
     Accrued operating expenses and other payables ...............              (4,426)               (22,556)
                                                                            ----------             ----------
Net cash provided by operating activities ........................              45,871                 35,934
                                                                            ----------             ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturity of marketable securities ..................                  --                 11,900
Purchases of marketable securities ...............................                  --                 (8,670)
Proceeds from maturity of short-term deposits ....................                  --                 10,000
Purchases of property, plant and equipment .......................            (137,576)               (36,545)
Proceeds from sale of property, plant and equipment ..............               5,955                  2,186
                                                                            ----------             ----------
Net cash used in investing activities ............................            (131,621)               (21,129)
                                                                            ----------             ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt .....................................             (60,000)                    --
Repayment of long-term debt ......................................                  --                 (7,366)
Proceeds from issuance of shares .................................             388,591                    698
                                                                            ----------             ----------
Net cash provided by (used in) financing activities ..............             328,591                 (6,668)
                                                                            ----------             ----------

Net increase in cash and cash equivalents ........................             242,841                  8,137
Effect of exchange rate changes on cash and cash equivalents .....              (2,729)                  (674)
Cash and cash equivalents at beginning of the period .............              16,568                141,733
                                                                            ----------             ----------
Cash and cash equivalents at end of the period ...................          $  256,680             $  149,196
                                                                            ==========             ==========

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
      Interest ...................................................          $    2,123             $      767
      Income taxes ...............................................          $      412             $    2,244

ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000. Further information is available at www.stts.com.

Certain of the statements in this press release are forward-looking statements that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include : general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described from time-to-time in the Company's SEC filings, including its annual report on Form 20-F dated March 30, 2001. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

INVESTOR CONTACTS:
Drew Davies                                 Elaine Ang
Director, Investor Relations                Manager, Investor Relations
Tel: 408-941 3021, Fax: 408-941 3014        Tel: 65-751 1738, Fax: 65-755 1585
email: daviesd@statsus.com                  email: angelaine@stats.st.com.sg

MEDIA CONTACTS:
Lim Beng See                                Lisa Lavin
Director, Corporate Communications          Manager, Marcom
Tel: 65-7511111, Fax: 65-7555431            Tel: 208-6726112, Fax: 208-6726132
email:limbs@stats.st.com.sg                 email: lavinl@statsus.com